Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES FISCAL YEAR ENDED DECEMBER 31, 2016 FINANCIAL RESULTS

Research Triangle Park, NC, March 29, 2017 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its corporate update and financial results for the year ended December 31, 2016.

"We are pleased with the progress made throughout 2016 including our $5.0 million equity financing and additional positive interim safety results from SIOPEL 6," said Rosty Raykov, CEO of Fennec. "We remain focused on putting the Company in a position for potential regulatory filings in the USA and EU, contingent on the SIOPEL 6 study confirming that STS delivers a statistically significant reduction in hearing loss caused by Cisplatin chemotherapy in patients with hepatoblastoma. Final results from SIOPEL 6 are expected in the fourth quarter of 2017.”

Highlights of Year 2016

•	In April 2016, announced $5.0 million equity financing by Essetifin SpA, positioning the Company to be funded through SIOPEL 6 results and complete manufacturing scale up for regulatory submissions in the US & EU.
•	In June 2016, SIOPEL 6 announced positive interim safety data results showing no difference in Event Free Survival and Overall Survival at 2 years and encouraging audiometry results for the first 68 patients at American Society of Clinical Oncology (ASCO) 2016 Annual Meeting.
•	In August 2016, seasoned pharmaceutical executive Marco Brughera, Global Head of Leadiant BioSciences Ltd (formerly Sigma Tau Rare Disease), joined the board.
•	In October 2016, SIOPEL 6 announced updated interim results from SIOPEL 6 at SIOP 2016 meeting, showing a positive extension of the results presented at ASCO 2016 including that the addition of STS to the treatment of standard risk hepatoblastoma has not adversely affected survival.
•	In December 2016, Lancet Oncology published the results of COGACCL0431.

Key Milestones for 2017

•	Results from SIOPEL 6 on hearing efficacy is expected to be announced in the fourth quarter of 2017.
•	Prepare for NDA/MAA submissions and commercialization.
•	Regulatory Agency scientific advice meetings planned in US and Europe.

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete audited consolidated financial statements for the period ended December 31, 2016 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Audited Condensed Consolidated

Statement of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	174	71	472	256
General and administrative	972	480	2,399	1,634

Loss from operations	(1,146)	(551)	(2,871)	(1,890)

Other (expense)/income
Unrealized gain/(loss) on derivatives	1	11	48	1,237
Sale of Eniluracil	-	-	40	-
Other loss	-	-	(14)	(9)
Net interest income	2	-	8	3
Total other (expense)/income, net	3	11	82	1,231

Net income/(loss)	$(1,143)	$(540)	$(2,789)	$(659)

Basic net income/(loss) per common share	$(0.08)	$(0.05)	$(0.22)	$(0.06)

Diluted net income/(loss) per common share	$(0.08)	$(0.05)	$(0.22)	$(0.06)

The Company reported a net loss from operations of $1.1 million (which excludes an immaterial non-cash gain on derivatives) for the three months ended December 31, 2016, compared to a net loss from operations of $0.5 million (excluding the non-cash gain of $0.01 million) in 2015. Research and development expenses totaled $0.2 million for the three months ended December 31, 2016, as compared to a $0.07 million in the same period in 2015 as the Company increased drug manufacturing expense. General and administrative expenses increased by $0.5 million in the three months ended December 31, 2016, as compared to the same period in 2015. The increase relates to non-cash equity based compensation for directors and officers, the extension of expiration dates on various prior option issuances to officers and directors and increased remuneration for officers and directors.

Total operating expenses were $2.9 million for the year ended December 31, 2016 and $1.9 million for the year ended December 31, 2015. The increase in net loss from operations excluding the non-cash impact of derivatives was due to both an increase in research and development expenses and general and administrative expenses. Research and development expenses were higher in fiscal 2016, as compared to fiscal 2015 primarily due to the preparation for the manufacturing of registration batches upon release of the study results from SIOPEL 6 in late 2017.

The $0.80 million increase in general and administrative expenses are attributed to a rise in compensation to officers, directors and key contract employees. Most of this increase relates to non-cash equity based compensation that was granted and vested during the year. Of the $0.70 million issued in equity based compensation, $0.35 million of that relates to expense recognized with extending the expiration dates of existing options issued to executives and directors. The rest relates to increases in remuneration paid to officers and directors as the Company moved to brings its compensation for key individuals in line with industry benchmarks.

Other income fell by $1.2 million as a result of the expiration of all remaining derivative warrants carried on the books. The company has a very small number of derivative options outstanding. Future changes in the valuation associated with these options are not expected to have a significant impact on the Company’s financial statements for the remaining life of these derivatives.

The Company completed the sale of certain intellectual property, data and other assets related to Eniluracil and Adh-1 for gross proceeds of $40. Interest income increased slightly in fiscal 2016, as compared to 2015 due to a higher average cash balance for the comparable periods.

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$3,926	$942
Other current assets	46	77
Total Assets	$3,972	$1,019

Liabilities and stockholders’ equity
Current liabilities	$369	$389
Derivative liabilities	33	82
Total stockholders’ equity	3,570	548
Total liabilities and stockholders’ equity	$3,972	$1,019

The $3.0 million increase in cash and cash equivalents between December 31, 2016 and December 31, 2015 is due to the $5.0 million equity financing completed in May 2016, and the $0.1 million cash proceeds from the exercise of 67 warrants offset by clinical trial expenses related to our Phase III study of STS, the increase in regulatory and manufacturing activities for STS and our general and administrative expenses.

The decrease in other current assets between December 31, 2015 and December 31, 2016 relates to a reduction in pre-paid Director’s and Officer’s Insurance over the prior year. Current liabilities decreased primarily due to a write-off of old payables which had become statute barred. The Company wrote off approximately $0.08 million of payables which has become statute barred.

Working Capital	Fiscal Year Ended
Selected Asset and Liability Data:	December 31, 2016	December 31, 2015
(U.S. Dollars in thousands)
Cash and cash equivalents	$3,926	$942
Other current assets	46	77
Current liabilities excluding derivative liability	(369)	(389)
Working capital	$3,603	$630

Selected Equity:
Common stock & APIC	$116,649	$110,838
Accumulated deficit	(114,322)	(111,533)
Stockholders’ equity	3,570	548

Working capital increased between December 31, 2016 and December 31, 2015 by $2.9 million. The increase was a result of a private placement funding in addition to various warrant and option exercises in 2016. These cash inflows were offset by cash expenditures related to our clinical trials, the commercial development of STS and general and administrative expenses.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2016. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children are diagnosed with local cancers that may receive platinum based chemotherapy.   Localized cancers that receive platinum agents may have overall survival rates of greater than 80% further emphasizing the quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144